Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations before income taxes and equity income	$5,524	$2,152	$5,648	$(30,257)	$5,985
Fixed charges excluding capitalized interest	2,164	1,925	1,206	943	960
Amortization of capitalized interest	24	22	18	12	7
Dividends from nonconsolidated affiliates	2,127	1,827	661	1,544	1,350
Earnings (losses) available for fixed charges	$9,839	$5,926	$7,533	$(27,758)	$8,302

Interest and related charges on debt	$2,044	$1,798	$1,070	$805	$799
Portion of rentals deemed to be interest	119	127	136	138	161
Interest capitalized in period	101	70	81	117	91
Total fixed charges	2,264	1,995	1,287	1,060	1,051
Preferred stock dividends grossed up to a pre-tax basis		1,281	2,528	859	844
Combined fixed charges and preferred stock dividends	$2,264	$3,276	$3,815	$1,919	$1,895

Ratio of earnings to fixed charges	4.35	2.97	5.85		7.90
Ratio of earnings to combined fixed charges and preferred stock dividends		1.81	1.97		4.38

Earnings in the year ended December 31, 2012 were inadequate to cover fixed charges by $28.8 billion and combined fixed charges and preferred stock dividends by $29.7 billion.